FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

______________________________________________________________________________

Mexico City, April 27, 2006.

  At March 31, 2006, Prodigy Infinitum (ADSL) services totaled 1.2 million, an increase of 82.4% compared with the first quarter of last year. During the quarter, 180 thousand services were added; 71.6% more than the first quarter of 2005. This growth was supported by commercial efforts related to Paquetes TELMEX (TELMEX Packages). During the quarter, billed line equivalents increased 31.8% and fixed lines in service increased 6.4%. Domestic long distance traffic increased 1.8%, outgoing international long distance increased 7% and local calls increased 0.2%.

  Consolidated revenues decreased 0.4% compared with the previous year mainly due to the reduction of the calling party pays rate. Total costs decreased 1.5%. The EBITDA margin was 45.3%, a decrease of 1.1 percentage point from 2005's first quarter, and the operating margin was 30.8%, an increase of 0.7 percentage point in the same period.

  In México, revenues decreased 2.3% compared with the first quarter of 2005 and costs and expenses decreased 3.5%. The EBITDA margin was 52.4% in the first quarter of 2006 and the operating margin was 37.4% compared with 53% and 36.6% in the first quarter of last year, respectively.

  In the first quarter, the operation in Brazil increased total revenues 5.2% compared with the first quarter of 2005, generating an EBITDA margin of 25.9% and an operating margin of 11.8%, compared with 24.5% and 10.1% in the first quarter of 2005.

  Consolidated investment in the first quarter rose to the equivalent of 318 million dollars.

  During the quarter, the company's consolidated net debt (3) increased the equivalent of approximately 302 million dollars, totaling 6.622 billion dollars at March 31.

  Net income was 7,593 million pesos in the first quarter, an increase of 12.8% compared with the same period of the previous year.

  Earnings per share in the quarter were 0.35 pesos and 0.65 dollars per ADR, increases of 20.7% and 35.4% compared with the same period of the previous year.

(3) Net debt is defined as short-term liabilities plus long-term debt, less cash and equivalents.

Highlights

4.5 billion pesos Senior Notes: In January 2006, in financial markets outside of Mexico, TELMEX sold 4.5 billion pesos of 8.75% Senior Notes due 2016.

Shareholders' Meetings: On March 8, the Board of Directors resolved to: (i) call for the Ordinary Shareholders' Meeting to be held on March 30, 2006, to submit a proposal to increase by 15 billion Mexican pesos the funds to purchase the company's own shares; (ii) call for the Special Shareholders' Meeting to be held on April 27, 2006, in order to discuss the designation of Board Members to be appointed by holders of Series "L" Shares; and (iii) call for the Annual Shareholders' Meeting to be held on April 27, 2006, in order to discuss, among other matters, the approval of the Board of Directors report and financial statements for fiscal year 2005; the ratification of the activities of the Board of Directors; the designation or ratification, as the case may be, of the members of the Board of Directors, and to submit the proposal to declare a cash dividend of $0.41 Mexican pesos per outstanding share in four equal payments of $0.1025 Mexican pesos per share from the net tax profit account. The proposed dividend payments are to be made in Mexico on June 22, 2006, September 21, 2006, December 21, 2006, and March 22, 2007.

Increase of funds to purchase the company's own shares: On March 30, 2006, The Ordinary Shareholders' Meeting resolved to increase the amount of funds that can be allocated to purchase the company's own shares by 15 billion pesos. At that date, the balance was approximately 15,215 million pesos.

Acquisition of equity interest in CANTV: On April 3, 2006, TELMEX and América Móvil announced that through an equally owned joint venture they entered into an agreement with Verizon Communications, Inc. ("Verizon") to acquire Verizon's equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) for an aggregate purchase price of US$676.6 million in cash. The purchase price represents US$3.01 per ordinary CANTV share held by Verizon (or $21.10 per CANTV American Depositary Share held by Verizon. The joint venture will acquire Verizon's equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon's equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. The purchase is subject to regulatory approvals and other conditions.

Consolidated Income Statements

Revenues: In the first quarter, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America totaled 41,555 million pesos, 0.4% lower than the same period of 2005. The decrease was mainly due to lower revenues from calling party pays, measured service and international long distance. Of total consolidated revenues, voice revenues represented 76.9% and data transmission revenues represented 19.1%.

Costs and expenses: Costs and expenses in the first quarter totaled 28,756 million pesos, 1.5% lower than the same period of the previous year, mainly due to the decrease of interconnection costs as a result of the 10% reduction in the calling party pays rate and lower costs related to depreciation and amortization, international settlement, and prepaid cards.

EBITDA (1) and operating income: EBITDA (1) totaled 18,822 million pesos in the first quarter, a decrease of 2.8% compared with the same period of 2005. The EBITDA margin was 45.3%, 1.1 percentage point lower than the first quarter of 2005. Operating income totaled 12,799 million pesos, 2% higher than the first quarter of 2005. The operating margin was 30.8%, 0.7 percentage point higher than the operating margin in the first quarter of the previous year.

Comprehensive financing cost: Comprehensive financing cost was 984 million pesos in the quarter compared with 1,008 million pesos in the first quarter of 2005. This result was due to: (i) a decrease of 13% in net interest because of a lower cost of debt, (ii) a higher exchange loss from the impact of the first-quarter's exchange rate variation of 0.24 pesos per dollar; partially offset by the gain that hedges produced; and (iii) a gain in the monetary position of 599 million pesos during the quarter.

Majority net income: Majority net income totaled 7,593 million pesos in the first quarter, 12.8% higher than the same period of the previous year due to lower comprehensive financing cost and its effect on taxes. Earnings per share in the first quarter, based on the number of shares outstanding at March 31, 2006 (21,446,265,270 shares) was 0.35 pesos per share compared with 0.29 pesos per share in the same period of 2005 and earnings per ADR were 0.65 dollars compared with 0.48 dollars in last year's first quarter.

Investments: In the first quarter, consolidated investment was the equivalent of 318 million dollars, of which 76.1% was used for growth and modernization projects, 11.7% for operational support projects, 8.7% for operational needs and for 3.5% social telephony

Repurchase of shares: During the quarter, the company used 7,449 million pesos to repurchase 598,817,000 of its own shares.

Debt: Gross total debt at March 31 was the equivalent of 7.847 billion dollars, a reduction of 645 million dollars compared with the fourth quarter of 2005. Of total gross debt, 6.8% is short-term, 84.9% is in foreign currency that is fully hedged for the amount of 6.909 billion dollars of which 92.9% is related to hedges of dollars to pesos and the rest to hedges of dollars to reais. Also, 47.5% of gross total debt carries a fixed rate and by adding interest rate swaps for 15,900 million pesos at March 31, 2006 the percentage increases to 66%.

At March 31, 2006, the company's consolidated net debt (3) increased the equivalent of 302 million dollars during the quarter to a total of 6.622 billion dollars.

MEXICO Operating Results

Fixed lines in service

From January to March, 276 thousand fixed lines were added, reflecting 444 thousand connections and 168 thousand disconnections, bringing the total to 18 million 650 thousand fixed lines in service, an annual increase of 6.4%. It is important to mention that of total fixed residential lines in service that pay monthly rent, 58.4% of these lines do not make more than 100 calls that are included in the monthly rent. Additionally, we have 1.9 million prepaid lines that do not have fixed monthly rent and only pay for the calls they make.

Local traffic

During the quarter, 6,653 million local calls were made, an increase of 0.2% compared with the first quarter of the previous year. The low growth in local calls was primarily due to intense competition from local and cellular operators.

Long distance traffic

In the first quarter, domestic long distance traffic rose to 4,374 million minutes, an increase of 1.8% compared with the same period of last year. International long distance outgoing minutes in the quarter totaled 467 million, an increase of 7% compared with the same period of the previous year. In the first quarter, incoming international long distance minutes totaled 1,650 million, an increase of 33%. The incoming-outgoing ratio was 3.5 in the first quarter and 2.8 in the same period of 2005.

Interconnection

Interconnection traffic totaled 9,015 million minutes in the quarter, 7.7% more than in the same period of the previous year. In the first quarter, calling party pays traffic increased 2.3% from a year ago. In the first quarter, traffic originated by the cellular system and terminated on TELMEX's network increased 7.4% compared with the same period of the previous year. Interconnection traffic generated by local and long distance operators increased 9.4%.

Corporate networks

From January to March billed line equivalents* in the corporate data transmission market increased 31.8% compared with the same quarter of 2005, reaching 2.1 million billed line equivalents.

*Billed line equivalents of 64 Kbps.

Internet

In the first quarter, high speed Prodigy Infinitum service (ADSL) totaled 1 million 213 thousand customers, 82.4% higher than the same period of 2005. During the first quarter, 180 thousand Infinitum accounts were added. Total Internet access accounts including Prodigy Infinitum and dial-up were 2 million 237 thousand in the quarter, 20.6% higher than the first quarter of 2005.

.

Mexico Financial Results

Revenues: In the first quarter, revenues from operations in Mexico totaled 30,298 million pesos, 2.3% lower than the same period of the previous year, mainly due to lower calling party pays and local revenues.

  Local: Local revenues totaled 13,736 million pesos, an annual decrease of 2.8% due to the decline in the average price of measured service of 6% in real terms, which was not offset by the increase in fixed lines.

  DLD: DLD revenues were 4,304 million pesos, a decrease of 0.8% compared with the same period of 2005, reflecting a decrease of 2.2% in average price per minute in real terms offset by DLD traffic growth of 1.8%.

  ILD: ILD revenues decreased 1.4% in the quarter compared with the same period of 2005, totaling 2,481 million pesos. ILD revenues from incoming traffic were 1,586 million pesos, 4.9% lower than the same period of 2005. The decline in the average price of 11.2% in real terms was not offset by ILD traffic growth of 7%. International settlement revenues totaled 894 million pesos, an increase of 5.3% compared with the first quarter of the previous year.

  Interconnection: Interconnection revenues in the first quarter were 3,891 million pesos, a decrease of 13.6%. Since January, the calling party pays rate decreased 10% to 2.03 pesos per minute, 76% of which goes to the cellular companies. Additionally, the interconnection rate for long distance operators decreased 12.6% in peso terms in part because of the exchange rate.

  Corporate networks: Revenues from services related to data transmission through private and managed networks totaled 2,584 million pesos in the first quarter, an increase of 2.7% due to more billed line equivalents in service compared with the first quarter of the previous year.

  Internet: Revenues from services related to the Internet platform rose 12.1% in the first quarter to 2,155 million pesos due to the increase in the number of Prodigy Infinitum (ADSL) customers.

Costs and expenses: In the first quarter, total costs and expenses from the operations in Mexico were 18,965 million pesos, a decrease of 3.5% compared with the same period of the previous year. This decrease was due to lower cost of sales and services, lower interconnection costs related to the calling party pays rate, and lower depreciation and amortization charges.

  Cost of sales and services: In the first quarter, cost of sales and services totaled 6,975 million pesos, a decrease of 0.1% resulting from efforts directed at improving operations and use of resources, which have reduced costs related to materials and international settlement. Excluding the change in accounting policy for PC's sold in 2005, these costs would have decreased 1.7%

  Commercial, administrative and general: Commercial, administrative and general expenses increased 3.3% to 4,642 million pesos in the first quarter due to higher advertising and systems expenses.

  Transport and interconnection: In the first quarter, transport and interconnection costs totaled 2,811 million pesos, a decrease of 9.1% due to the reduction of the calling party pays rate, the main component of this item.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 10.9% to 4,537 million pesos due to a lower level of assets to be depreciated and less impact from restatement of the value of fixed assets.

EBITDA (1) and operating income: EBITDA (1) totaled 15,870 million pesos in the first quarter, a decrease of 3.6%. The EBITDA margin was 52.4%; a decrease of 0.6 percentage point compared with the first quarter of 2005. Operating income totaled 11,333 million pesos, 0.3% lower than the first quarter of 2005, and the operating margin was 37.4%, 0.8 percentage point higher than the first quarter of 2005.

Investments: In Mexico total investments were 136 million dollars, of which 71.8% was used for growth and modernization projects, 18% for operational support projects, 8.1% for social telephony and 2.1% for operating needs.

Debt: In the first quarter, gross total debt was the equivalent of 7.107 billion dollars, a decrease of 693 million dollars. Of total gross debt, 5.5% is short-term, 84.1% is in foreign currency that is fully hedged, and 47% carries a fixed rate (67.4% considering interest rate swaps).

At March 31, 2006 net debt (3) in Mexico increased the equivalent of 256 million dollars during the quarter to a total of 6.162 billion dollars.

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin American subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

In the first quarter, revenues totaled 2,037 million reais, an increase of 5.2% compared with the same period of the previous year. Costs and expenses in the quarter increased 3%, totaling 1,792 million reais. During the quarter, Embratel signed a commercial agreement with Net Serviços de Comunicação to offer voice, data and video services in one package. This service was launched March 21 and by March 31 had sold 6,500 packages. Embratel also increased its corporate data customer base, reaching 1.8 million 64 Kbps billed line equivalents. The increase in total costs and expenses was mainly due to an increase in charges related to FUST (Telecommunications Service Universal Fund), to the revised service concession, and to increased maintenance and equipment costs (handsets) generated by higher local service sales, partially offset by decreased interconnection costs mainly from the reduction of local access rates (TU-RL). Operating income and EBITDA (1) totaled 241 and 528 million reais, respectively, with annual increases of 23% and 11.1%, respectively. The operating margin was 11.8% and the EBITDA margin was 25.9%.

Chile

In the first quarter, revenues from the operations in Chile totaled 16,418 million Chilean pesos, 2.1% higher than the previous year. The voice business, representing 67.4% of total revenues, benefited from higher local traffic levels. Costs and expenses totaled 15,613 million Chilean pesos, 0.2% higher than the first quarter of last year. Transport and interconnection decreased 0.7%, and cost of sales and services increased 4.9%. Operating income reached 805 million Chilean pesos compared with 496 million Chilean pesos in the same quarter of 2005. The operating margin was 4.9% in the first quarter of 2006 compared with an operating margin of 3.1% in the same period of 2005. EBITDA (1) in the quarter was 3,426 million Chilean pesos compared with 3,138 million Chilean pesos in the same period of 2005 with margins of 20.9% and 19.5%, respectively.

Argentina

In the first quarter, revenues from the operations in Argentina totaled 83 million Argentinean pesos, 25.1% higher than the same period of 2005. Operating costs and expenses increased 40% and totaled 88 million Argentinean pesos in the first quarter due to higher transport and interconnection cost, depreciation, and advertising expenses. In the quarter, EBITDA (1) totaled 7 million Argentinean pesos, compared with 11 million Argentinean pesos in the same period of 2005. The EBITDA margin for the quarter was 8% compared with 17% in last year's first quarter.

Colombia

Revenues from these operations during the first quarter totaled 42,068 million Colombian pesos, 86.6% higher than the same period of 2005 mainly due to the addition of several corporate customers. Costs and expenses increased 46.5%, totaling 28,876 million Colombian pesos. Depreciation increased 35.7% in the quarter due to more acquisition of telecommunications equipment. In the quarter, operating income and EBITDA (1) totaled 13,192 and 20,469 million Colombian pesos, respectively, with margins of 31.4% and 48.7%, respectively.

Peru

In the first quarter, revenues from operations in Peru totaled 51 million New Soles, 16% higher than the same period of the previous year. The voice business, which represented 64.1% of total revenues, increased 13.2% due to growth in local traffic, mainly from the increase in digital trunks serving the corporate market. Costs and expenses in the quarter increased 10.8% because depreciation increased 13.3%. Operating income for the quarter totaled 1.5 million New Soles compared with an operating loss of 0.7 million New Soles in the same period of 2005. The operating margin for the quarter was 3%. EBITDA (1) totaled 14 million New Soles in the first quarter, producing a margin of 28.3% compared with EBITDA (1) of 11 million New Soles and a margin of 24.3% in the first quarter of last year.

Consolidated Relevant Figures
(millions of Mexican constant pesos as of March, 2006 unless otherwise indicated)

					%			%
		1Q 2006		1Q 2005	Inc.		4Q 2005	Inc.

Revenues	Ps.	41,555	Ps.	41,726	(0.4)	Ps.	42,129	(1.4)
EBITDA (1)		18,822		19,372	(2.8)		18,684	0.7
EBITDA margin (%)		45.3		46.4	(1.1)		44.3	1.0
Operating income		12,799		12,542	2.0		12,668	1.0
Operating margin (%)		30.8		30.1	0.7		30.1	0.7
Net income		7,593		6,730	12.8		7,929	(4.2)
Earnings per share (pesos)		0.35		0.29	20.7		0.36	(2.8)
Earnings per ADR (dollars) (2)		0.65		0.48	35.4		0.66	(1.5)
Outstanding shares (millions)		21,446		23,311	(8.0)		22,045	(2.7)
Equivalent ADRs (millions) (2)		1,072		1,166	(8.0)		1,102	(2.7)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Mexico Financial Results

[ millions of Mexican constant pesos as of March, 2006]

					%			%
		1Q 2006		1Q 2005	Inc.		4Q 2005	Inc.

Revenues	Ps.	30,298	Ps.	31,021	(2.3)	Ps.	32,143	(5.7)
EBITDA		15,870		16,455	(3.6)		16,722	(5.1)
EBITDA margin (%)		52.4		53.0	(0.6)		52.0	0.4
Operating income		11,333		11,365	(0.3)		12,098	(6.3)
Operating margin (%)		37.4		36.6	0.8		37.6	(0.2)

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil
					%			%
		1Q 2006		1Q 2005	Inc.		4Q 2005	Inc.
(millions of Brazilian reais of each period)

Revenues		$2,036.9		$1,935.8	5.2		$1,947.7	$4.6
EBITDA		527.6		474.8	11.1		356.7	47.9
EBITDA margin (%)		25.9		24.5	1.4		18.3	7.6
Operating Income		240.8		195.8	23.0		110.7	117.5
Operating margin (%)		11.8		10.1	1.7		5.7	6.1

Chile
					%			%
		1Q 2006		1Q 2005	Inc.		4Q 2005	Inc.
(millions of Chilean constant pesos as of March, 2006)

Revenues		$16,417.8		$16,074.8	2.1		$16,151.0	$1.7
EBITDA		3,425.5		3,138.2	9.2		3,067.1	11.7
EBITDA margin (%)		20.9		19.5	1.4		19.0	1.9
Operating Income		804.9		495.9	62.3		402.7	99.9
Operating margin (%)		4.9		3.1	1.8		2.5	2.4

Argentina

					%			%
		1Q 2006		1Q 2005	Inc.		4Q 2005	Inc.
(millions of Argentinean pesos of each period)

Revenues		$83.2		$66.5	25.1		$84.4	$(1.4)
EBITDA		6.7		11.3	(40.7)		(1.1)	NA
EBITDA margin (%)		8.0		17.0	(9.0)		(1.3)	9.3
Operating Income		(4.7)		3.8	NA		(6.4)	NA
Operating margin (%)		(5.7)		5.7	(11.4)		(7.6)	1.9

Colombia

					%			%
		1Q 2006		1Q 2005	Inc.		4Q 2005	Inc.
(millions of Colombian pesos of each period)

Revenues		$42,067.7		$22,541.7	86.6		$35,769.4	$17.6
EBITDA		20,468.9		8,190.5	149.9		16,052.6	27.5
EBITDA margin (%)		48.7		36.3	12.4		44.9	3.8
Operating Income		13,191.7		2,827.0	366.6		9,238.6	42.8
Operating margin (%)		31.4		12.5	18.9		25.8	5.6

Peru

					%			%
		1Q 2006		1Q 2005	Inc.		4Q 2005	Inc.
(millions of New Soles of each period)

Revenues		$50.7		$43.7	16.0		$51.5	$(1.6)
EBITDA		14.4		10.6	35.8		13.9	3.6
EBITDA margin (%)		28.3		24.3	4.0		27.0	1.3
Operating Income		1.5		(0.7)	NA		1.5	0.0
Operating margin (%)		3.0		(1.5)	4.5		2.9	0.1

Consolidated Financial Statements

Consolidated Income Statements
[ millions of Mexican constant pesos as of March, 2006 ]					%			%
		1Q 2006		1Q 2005	Inc.		4Q 2005	Inc.
Revenues
Local	Ps.	14,721	Ps.	15,232	(3.4)	Ps.	14,837	(0.8)
Domestic long distance		9,761		9,559	2.1		9,290	5.1
International long distance		3,347		3,438	(2.6)		3,204	4.5
Interconnection		4,119		4,922	(16.3)		4,420	(6.8)
Corporate networks		4,867		4,653	4.6		4,795	1.5
Internet		3,060		2,643	15.8		3,036	0.8
Others		1,680		1,279	31.4		2,547	(34.0)
Total		41,555		41,726	(0.4)		42,129	(1.4)

Costs and Expenses
Cost of sales and services		8,342		8,186	1.9		8,874	(6.0)
Commercial, administrative and general		7,026		6,775	3.7		7,145	(1.7)
Transport and interconnection		7,365		7,393	(0.4)		7,426	(0.8)
Depreciation and amortization		6,023		6,830	(11.8)		6,016	0.1
Total		28,756		29,184	(1.5)		29,461	(2.4)

Operating income		12,799		12,542	2.0		12,668	1.0

Comprehensive financing cost
Net interest		748		860	(13.0)		1,324	(43.5)
Exchange loss, net		835		660	26.5		1,638	(49.0)
Monetary gain, net		(599)		(512)	17.0		(883)	(32.2)
Total		984		1,008	(2.4)		2,079	(52.7)

Income before tax and employee profit sharing		11,815		11,534	2.4		10,589	11.6

Provisions for income tax and employee profit sharing		3,981		4,565	(12.8)		2,669	49.2

Income before equity in results of affiliates and
minority interest		7,834		6,969	12.4		7,920	(1.1)
Equity in results of affiliates		62		(21)	(395.2)		126	(50.8)
Minority interest		(303)		(218)	39.0		(117)	159.0

Majority net income	Ps.	7,593	Ps.	6,730	12.8	Ps.	7,929	(4.2)

EBITDA (1)	Ps.	18,822	Ps.	19,372	(2.8)	Ps.	18,684	0.7

EBITDA margin (%)		45.3		46.4	(1.1)		44.3	1.0
Operating margin (%)		30.8		30.1	0.7		30.1	0.7

International Operations

		% of	Acquisition	Consolidation	Local exchange	Inflation
Company	Country	ownership	date	date	rate to US dollar	1st quarter

TELMEX Argentina	Argentina	100.0	February 24, 2004	March 1, 2004	3.080	3.73%
Techtel	Argentina	100.0	April 19, 2004	May 1, 2004	3.080	3.73%
Metrored	Argentina	100.0	June 30, 2004	July 1, 2004	3.080	3.73%
Embratel*	Brazil	72.3	July 23, 2004	August 1, 2004	2.172	0.70%
TELMEX Chile	Chile	100.0	February 24, 2004	March 1, 2004	527.700	(0.35%)
TELMEX Corp. (Chilesat)	Chile	99.7	June 8, 2004	July 1, 2004	527.700	(0.35%)
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004	2,268.350	1.49%
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004	3.358	0.68%

* Includes TELMEX do Brazil and Net.

Consolidated Balance Sheets
[ millions of Mexican constant pesos as of March, 2006]

		March		March
		2006		2005
Assets
Cash and short-term investments	Ps.	13,304	Ps.	32,538
Other current assets		35,149		47,077
Plant, property and equipment, net		153,365		159,557
Other assets		7,961		6,210
Goodwill		9,326		8,021
Projected net asset		21,976		26,455
Deferred taxes		6,156		5,876
Total assets	Ps.	247,237	Ps.	285,734

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	5,840	Ps.	26,938
Other current liabilities		28,925		36,090
Long-term debt		80,088		84,995
Labor obligations		2,183		1,848
Deferred taxes		14,965		18,951
Total liabilities		132,001		168,822
Stockholders' equity
Majority sotckholders' equity		103,953		102,261
Minority interest		11,283		14,651
Total stockholders' equity		115,236		116,912
Total liabilities and stockholders' equity	Ps.	247,237	Ps.	285,734

Consolidated Free (4) and Net Cash Flow
(millions of Mexican constant pesos as of March, 2006)

		March 2006

Net Income Majority	Ps.	$7,593

+ Depreciation and amortization		6,023
+ Items not requiring the use of resources		(429)

Resources provided by operating activities		13,187

- Working capital		3,163
- Investment in the telephone plant		3,387
- Investment in associated companies		679
- Inventories for the operation		(52)

Free cash flow		6,010

Resources used:
- Share repurchase		7,449
- Dividend payments		2,046
- Financing amortizations		11,818

Resources provided:
+ New financing		5,396

Net cash flow	Ps.	(9,907)

(4) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Mexico Financial Results
Mexico Income Statements
[ millions of Mexican constant pesos as of March, 2006]					%				%
		1Q 2006		1Q 2005	Inc.		4Q 2005		Inc.
Revenues
Local	Ps.	13,736	Ps.	14,131	(2.8)	Ps.	13,916	Ps.	(1.3)
Domestic long distance		4,304		4,339	(0.8)		4,396		(2.1)
International long distance		2,481		2,517	(1.4)		2,416		2.7
Interconection		3,891		4,501	(13.6)		4,207		(7.5)
Corporate networks		2,584		2,517	2.7		2,774		(6.8)
Internet		2,155		1,923	12.1		2,179		(1.1)
Others		1,147		1,093	4.9		2,255		(49.1)
Total		30,298		31,021	(2.3)		32,143		(5.7)

Costs and Expenses
Cost of sales and services		6,975		6,980	(0.1)		7,554		(7.7)
Commercial, administrative and general		4,642		4,495	3.3		4,657		(0.3)
Transport and interconnection		2,811		3,091	(9.1)		3,210		(12.4)
Depreciation and amortization		4,537		5,090	(10.9)		4,624		(1.9)
Total		18,965		19,656	(3.5)		20,045		(5.4)

Operating income	Ps.	11,333	Ps.	11,365	(0.3)	Ps.	12,098	Ps.	(6.3)

EBITDA (1)	Ps.	15,870	Ps.	16,455	(3.6)	Ps.	16,722	Ps.	(5.1)

EBITDA margin (%)		52.4		53.0	(0.6)		52.0		0.4
Operating margin (%)		37.4		36.6	0.8		37.6		(0.2)

Mexico Balance Sheets
[ milions of Mexican constant pesos as of March, 2006]				March			March
				2006			2005
Assets
Cash and short-term investments			Ps.	10,174		Ps.	26,902
Other current assets				23,330			33,424
Investment in non-consolidated subsidiaries (5)				32,179			21,738
Plant, property and equipment, net				119,379			125,411
Other assets				5,902			3,633
Projected net asset				21,976			25,612
Total assets			Ps.	212,940		Ps.	236,720

Liabilities and stockholders' equity
Current portion of long-term debt			Ps.	4,288		Ps.	17,910
Other current liabilities				16,012			21,697
Long-term debt				73,545			76,501
Labor liabilities				141			-
Deferred taxes				14,969			18,347
Total liabilities				108,955			134,455

Majority stockholders'equity				103,953			102,261
Minority interest				32			4
Total stockholders'equity				103,985			102,265
Total liabilities and stockholders'equity			Ps.	212,940		Ps.	236,720
(5) Investment related to foreing subsidiaries

Mexico Operating Results

						% Inc. vs.
	1Q 2006	4Q 2005	3Q 2005	2Q 2005	1Q 2005	1Q 2005

Lines in service (thousand units)	18,650	18,375	18,135	17,852	17,536	6.4
Prepaid lines	1,976	1,857	1,729	1,585	1,408	40.3
Lines with monthly rent	16,674	16,518	16,406	16,267	16,128	3.4

Connections	444	497	458	485	501	(11.4)
Disconnections	168	258	174	169	138	22.3
Gain	276	239	284	316	364	(24.2)

Penetration (%)
Digital services	41.9	41.4	40.9	40.1	39.2	2.7
Free voice mail (Buzón TELMEX)	49.8	49.3	47.9	46.1	43.7	6.1

Packages ( thousand units)
Paquete TELMEX	271	156	-	-	-	-
Lada 100 (Domestic+International)	1,278	1,201	1,181	1,123	1,072	19.2

Local Traffic
[ million units ]

Local calls	6,653	6,638	6,778	6,622	6,642	0.2
Interconnection minutes	9,015	8,807	8,804	8,812	8,373	7.7

Long Distance Traffic
[ million minutes]

Domestic long distance	4,374	4,478	4,577	4,501	4,297	1.8
International long distance
(incoming and outgoing)	2,117	2,011	1,815	1,627	1,677	26.2

Billed line equivalents 64kbps (thousands)	2,113	2,011	1,738	1,668	1,604	31.8
Internet (thousands)	2,237	2,116	2,025	1,927	1,855	20.6
Prodigy (Dial-up)	1,024	1,082	1,121	1,156	1,190	(13.9)
Infinitum (ADSL)	1,213	1,033	904	772	665	82.4
Penetration (%)	14.4	13.8	13.3	12.8	12.4	2.0

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of March, 2006 ]
					%
		1Q 2006		1Q 2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,632	Ps.	14,117	(3.4)
LADA interconnection		1,036		1,062	(2.4)
Interconnection with operators		342		453	(24.5)
Interconnection with cellular		3,514		4,048	(13.2)
Other		2,165		2,153	0.6
Total		20,689		21,833	(5.2)

Costs and expenses
Cost of sales and services		4,817		5,188	(7.2)
Commercial, administrative and general		4,062		3,799	6.9
Interconnection		2,679		3,032	(11.6)
Depreciation and amortization		3,015		3,389	(11.0)
Total		14,573		15,408	(5.4)

Operating income	Ps.	6,116	Ps.	6,425	(4.8)

EBITDA (1)	Ps.	9,131	Ps.	9,814	(7.0)

EBITDA margin (%)		44.1		45.0	(0.9)
Operating margin (%)		29.6		29.4	0.2

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of March, 2006 ]
					%
		1Q 2006		1Q 2005	Inc.
Revenues
Domestic long distance	Ps.	4,082	Ps.	4,119	(0.9)
International long distance		2,152		2,204	(2.4)
Total		6,234		6,323	(1.4)

Costs and expenses
Cost of sales and services		1,409		1,372	2.7
Commercial, administrative and general		1,299		1,292	0.5
Interconnection to the local network		912		940	(3.0)
Depreciation and amortization		598		691	(13.5)
Total		4,218		4,295	(1.8)

Operating income	Ps.	2,016	Ps.	2,028	(0.6)

EBITDA (1)	Ps.	2,614	Ps.	2,719	(3.9)

EBITDA margin (%)		41.9		43.0	(1.1)
Operating margin (%)		32.3		32.1	0.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Press Release First Quarter 2006.